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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 6 April 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	6 April 2004
Number	19/04

BHP BILLITON APPROVES ESCONDIDA SULPHIDE LEACH COPPER PROJECT

BHP Billiton today announced the approval of the US$870 million (US$500 million BHP Billiton share) Escondida Sulphide Leach copper project in Chile. The project will produce 180,000 tonnes (103,500 tonnes BHP Billiton share) of copper cathode per annum for in excess of 25 years and is scheduled to begin production during the second half of 2006.

The project will utilize a bacterially assisted leaching process on low-grade run-of-mine sulphide ore from the existing Escondida pit and the currently in-development Escondida Norte pit. The resulting solutions from the leaching will then be treated in solvent extraction and electro-winning plants to produce copper cathode.

President Base Metals Diego Hernandez said: "Escondida has been stockpiling low-grade sulphide material since its inception and has been conducting studies on leaching this material since the mid 1990s. New technological developments allow us today to economically process this low-grade material, previously mined as waste. We are excited about this project and the prospects for further application of this technology at other BHP Billiton copper projects."

The total, combined sulphide leach ore reserve to be extracted from both the Escondida and Escondida Norte pits, is estimated at 1.134 billion tonnes at an average copper grade of 0.52%, contained within a copper cut-off grade range of 0.3 to 0.7%. These ore reserves are sub-divided into 249 million tonnes at 0.52% copper of proved reserve and 884 million tonnes at 0.52% copper of probable reserve.

Water supply will come from a 500 litre per second desalination plant to be constructed at the Escondida port-site of Coloso near Antofagasta, Chile. Water will be pumped to the Escondida mine facilities, 170 kilometres southeast of Antofagasta.

Forward-looking statements

This release contains forward-looking statements about BHP Billiton's development and capital expenditure plans and future production. Words such as "will," "is expected to," "is estimated to" and similar expressions are intended to identify such forward-looking statements. The statements are based on management's current expectations, estimates and projections; are not guarantees of future performance; and are subject to certain risks, uncertainties and other factors, some of which are beyond BHP Billiton's control and are difficult to predict. Certain factors that could cause actual results to differ materially are discussed in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects - General factors affecting our operating results" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, BHP Billiton undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The information in this report that relates to Ore Reserves is based on information compiled by Dr. Jonathan M. Gilligan Ph.D., B.Sc. (Hons), FGS, MAusIMM, who is a Member of the Australian Institute of Mining and Metallurgy and is a full time employee of Minera Escondida Ltda. Dr Gilligan has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserve". The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Tracey Whitehead, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 6 April 2004